                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                INTER-DEALER QUOTATION SYSTEM FILED PURSUANT TO
               SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                 OF 1934 AND RULES 13A-17 AND 15D-17 THEREUNDER

                           REPUBLIC INDUSTRIES, INC.
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                 (Exact Name of Issuer as Specified in Charter)

         200 East Las Olas Blvd., Ste. 1400, Ft. Lauderdale, FL  33301
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                    (Address of Principal Executive Offices)

                                 (305) 627-6000
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                (Issuer's Telephone Number, Including Area Code)

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

         Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

         1.  Title of security   Common Stock, $0.01 par value
                               -------------------------------

         2.  Number of shares outstanding before the change      75,802,422
                                                            --------------------

         3.  Number of shares outstanding after the change       80,618,452
                                                           ---------------------

         4.  Effective date of change   Through March 7, 1996
                                      -------------------------

         5.  Method of change:

         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
  See attached schedule.
--------------------------------------------------------------------------------

         Give brief description of transaction  See attached schedule.
                                              ----------------------------------

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                         II.  CHANGE IN NAME OF ISSUER

         1.  Name prior to change
                                  ----------------------------------------------

         2.  Name after change
                               -------------------------------------------------

         3.  Effective date of charter amendment changing name
                                                               -----------------

         4.  Date of shareholder approval of change, if required
                                                                 ---------------

Date      March 8, 1996                 /s/ Courtland D. Peddy
     ----------------------------      -----------------------------------------
                                         (Officer's Signature and Title)
                                         Courtland D. Peddy
                                         Vice President, Treasurer and Secretary

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                            ATTACHMENT TO FORM 10-C

                           REPUBLIC INDUSTRIES, INC.
                    SCHEDULE OF CHANGE IN SHARES OUTSTANDING


Date                              Number of Shares          Method and Description of Transaction
----                              ----------------          -------------------------------------
December 4, 1995                     75,802,422             Shares Outstanding

December 8, 1995                         25,000             Exercise of warrant to purchase Common Stock

December 8, 1995                         61,575             Acquisition of the assets of Nationwide Security Systems, Inc.

December 8, 1995                          3,550             Exercise of warrant to purchase Common Stock

December 12, 1995                           400             Exercise of option to purchase Common Stock

December 15, 1995                         3,000             Exercise of option to purchase Common Stock

December 22, 1995                       155,536             Acquisition of the outstanding stock of Golden Communications, Inc.

December 29, 1995                         5,000             Exercise of option to purchase Common Stock

January 2, 1996                          99,895             Acquisition of the outstanding stock of
                                                            Northwest Florida Sanitation, Inc.

January 2, 1996                          30,000             Exercise of option to purchase Common Stock

January 4, 1996                           5,000             Exercise of option to purchase Common Stock

January 5, 1996                          56,000             Acquisition of the assets of Henry's Garbage Service, Inc.

January 5, 1996                          65,000             Exercise of warrant to purchase Common Stock

January 11, 1996                         37,125             Acquisition of the outstanding stock of ROA, Inc.

January 11, 1996                         30,000             Exercise of warrant to purchase Common Stock

January 16, 1996                         28,715             Acquisition of the assets of Dade Security Systems, Inc. and
                                                            Dade Central Station, Inc.

January 17, 1996                         49,625             Acquisition of the assets of D&V Carting, Inc.

January 26, 1996                          9,000             Exercise of warrant to purchase Common Stock

January 26, 1996                         15,000             Exercise of option to purchase Common Stock

January 30, 1996                        300,000             Acquisition of the outstanding stock of Charleston Disposal
                                                            Systems, Inc., CDS Environmental of Atlanta, Inc. and CDS
                                                            Environmental of Florida, Inc.

February 1, 1996                        178,051             Acquisition of the assets of D&P Sanitation Corp., Abbey
                                                            Sanitation Corporation and Superior Sanitation, Inc.

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
Date                              Number of Shares          Method and Description of Transaction
----                              ----------------          -------------------------------------
February 1, 1996                         1,620              Acquisition of the assets of Florida Outdoor dvertising, Inc.

February 6, 1996                           600              Exercise of option to purchase Common Stock

February 7, 1996                         5,000              Exercise of option to purchase Common Stock

February 15, 1996                      200,000              Exercise of warrant to purchase Common Stock

February 21, 1996                        5,600              Exercise of option to purchase Common Stock

February 22, 1996                       13,289              Acquisition of the assets of AMS Disposal, Inc.

February 26, 1996                        2,645              Acquisition of certain assets from Dare Hawkins

February 26, 1996                        3,464              Acquisition of certain assets from Marc Levin

February 27, 1996                    1,631,752              Acquisition of the outstanding stock of Denver Fire Reporter
                                                            & Protective Co. and Guardian Security Services, Inc.

February 29, 1996                    1,282,700              Acquisition of the outstanding stock of Incendere, Inc.,
                                                            Area Container Services, Inc. and Smithton Sanitation
                                                            Service, Inc.

March 1, 1996                          332,792              Acquisition of the outstanding stock of A.J. Panzarella & Co., Inc.

March 1, 1996                          170,564              Acquisition of the outstanding stock of Sullivan
                                                            Environmental Services, Inc.

March 5, 1996                            8,532              Acquisition of the assets of B&G Central Station Signals, Inc.
                                    ----------

March 7, 1996                       80,618,452              Shares Outstanding
                                    ==========



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